

Shamone Allen-Stephenson · 3rd

Managing Director

Greater Seattle Area · 500+ connections · **Contact info**

Thomas Capital Grou

 **Georgia College and University**

Experience

Managing Director

Thomas Capital Group

Mar 1999 – Present · 21 yrs 3 mos

Gig Harbor, WA

Thomas Capital Group ("TCG"), a registered broker-dealer, was founded in 1997 to assist and guide alternative investment managers worldwide in structuring funds and raising capital. Working with a select group of fund managers, TCG has helped raise billions of dollars from leading investors from around the world.

Education



Georgia College and State University

Masters, Public Administration

1994 – 1996



Georgia Southern University - College of Business Administration

Bachelors, Marketing

1989 – 1992

Skills & Endorsements

Investment Management · 32

Vennice Scott Terrell and 31 connections have given endorsements for this skill

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Alternative Investments · 30

 Endorsed by **Rui Moura, who is highly skilled at this**

Investments · 24

 Endorsed by **Rui Moura, who is highly skilled at this**

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